UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


Commission File Number              001-14217
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                   ENGLOBAL CORPORATION, NASDAQ GLOBAL MARKET
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         (Exact name of Issuer as specified in its charter, and name of
              Exchange where security is listed and/or registered)


       654 N. SAM HOUSTON PARKWAY E., SUITE 400, HOUSTON, TEXAS 77060-5914
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       (Address, including zip code, and telephone number, including area code, or Issuer's principal executive offices)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                      (Description of class of securities)


Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_|      17 CFR 240.12d2-2(a)(1)

|_|      17 CFR 240.12d2-2(a)(2)

|_|      17 CFR 240.12d2-2(a)(3)

|_|      17 CFR 240.12d2-2(a)(4)


|_| Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

|X| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.


Pursuant to the requirements of the Securities Exchange Act of 1934, ENGLOBAL CORPORATION certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

                                                    Chief Governance Officer and
December 17, 2007   /s/ Natalie S. Hairston         Secretary
-----------------   -----------------------         ----------------------------
Date                       Name                               Title

This voluntary delisting is a result of ENGlobal Corporation's pending move to the NASDAQ Global Market ("NASDAQ"). ENGlobal Corporation's first day of trading on NASDAQ will be Tuesday, December 18, 2007.

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     (1)  Form 25 and attached notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General
          Instructions.